

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2017

Via E-Mail
David M. Blackman
Chief Executive Officer
Tremont Mortgage Trust
Two Newton Place, 255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

> **Re: Tremont Mortgage Trust**
> **Registration Statement on Form S-11**
> **Filed July 7, 2017**
> **File No. 333-219205**

Dear Mr. Blackman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2017 letter.

General

1.   We note your response to comment 3 of our prior letter. We have referred your analysis to the Division of Investment Management, and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Management

Compensation of the Trustees and Officers, page 98

2.   We note your response to comment 9 and your revised disclosure on page 99. We further note that you intend to reimburse your Manager for the cost of personnel who spend a portion (but less than 50%) of their business time providing services to you. You also

state that you do not intend to reimburse your Manager for the cost of personnel who spend 50% or more of their business time providing services to the Manager, except as specifically approved by your Independent Trustees. Please specifically disclose whether you will reimburse your Manager for the salaries and benefits to be paid to your named executive officers and/or Managing Trustees. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the Manager, break out the amounts paid pursuant to the base management fee, incentive fee and the expense reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer or Managing Trustee.

Item 36. Financial Statements and Exhibits, page II-3

3.   We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft exhibits should be filed on EDGAR as correspondence.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3215 with any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Margaret R. Cohen
        Skadden, Arps, Slate, Meagher & Flom LLP